Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)

	July 1,	December 31,
	2023	2022
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$230,010	$520,451
Accounts receivable, net	370,504	256,669
Costs and estimated earnings in excess of billings	35,315	6,510
Inventories	246,275	212,491
Other current assets	22,336	20,787
Current assets held for sale	1,862	1,468
Total current assets	906,302	1,018,376
Property, plant and equipment, less accumulated depreciation, depletion and amortization (July 1, 2023 - $1,352,008 and December 31, 2022 - $1,267,557)	1,979,986	1,813,702
Goodwill	1,229,468	1,133,546
Intangible assets, less accumulated amortization (July 1, 2023 - $17,321 and December 31, 2022 - $15,503)	69,714	71,384
Operating lease right-of-use assets	36,013	37,889
Other assets	48,187	44,809
Total assets	$4,269,670	$4,119,706
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$5,096	$5,096
Current portion of acquisition-related liabilities	7,243	13,718
Accounts payable	171,076	104,430
Accrued expenses	144,745	120,708
Current operating lease liabilities	7,707	7,296
Billings in excess of costs and estimated earnings	7,054	5,739
Total current liabilities	342,921	256,987
Long-term debt	1,487,289	1,488,569
Acquisition-related liabilities	23,503	29,051
Noncurrent operating lease liabilities	33,563	35,737
Other noncurrent liabilities	167,090	166,212
Total liabilities	2,054,366	1,976,556
Commitments and contingencies (see note 11)
Members' equity	1,430,448	1,425,278
Accumulated earnings	802,127	739,248
Accumulated other comprehensive loss	(17,271)	(21,376)
Total members' interest	2,215,304	2,143,150
Total liabilities and members' interest	$4,269,670	$4,119,706

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Operations
(In thousands)

	Three months ended		Six months ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Revenue:
Product	$595,714	$542,939	$967,886	$898,608
Service	84,659	88,979	119,757	125,805
Net revenue	680,373	631,918	1,087,643	1,024,413
Delivery and subcontract revenue	48,777	54,636	76,895	83,088
Total revenue	729,150	686,554	1,164,538	1,107,501
Cost of revenue (excluding items shown separately below):
Product	377,634	360,356	673,515	650,701
Service	65,992	69,213	96,030	103,796
Net cost of revenue	443,626	429,569	769,545	754,497
Delivery and subcontract cost	48,777	54,636	76,895	83,088
Total cost of revenue	492,403	484,205	846,440	837,585
General and administrative expenses	55,550	47,651	101,912	99,575
Depreciation, depletion, amortization and accretion	54,787	47,157	105,681	98,350
Gain on sale of property, plant and equipment	(3,223)	(3,695)	(3,653)	(4,950)
Operating income	129,633	111,236	114,158	76,941
Interest expense	27,902	20,599	55,322	40,748
Loss on debt financings	—	—	493	—
Gain on sale of businesses	—	(156,053)	—	(170,258)
Other income, net	(5,478)	(977)	(11,188)	(1,673)
Income from operations before taxes	107,209	247,667	69,531	208,124
Income tax expense	7,119	5,566	6,652	12,410
Net income attributable to Summit LLC	$100,090	$242,101	$62,879	$195,714

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Comprehensive Income
(In thousands)

	Three months ended		Six months ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Net income	$100,090	$242,101	$62,879	$195,714
Other comprehensive income (loss):
Foreign currency translation adjustment	3,902	(5,610)	4,105	(3,866)
Comprehensive income attributable to Summit LLC	$103,992	$236,491	$66,984	$191,848

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Six months ended
	July 1, 2023	July 2, 2022
Cash flows from operating activities:
Net income	$62,879	$195,714
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	110,659	107,511
Share-based compensation expense	9,924	10,156
Net gain on asset and business disposals	(3,655)	(174,902)
Non-cash loss on debt financings	161	—
Change in deferred tax asset, net	—	7,366
Other	(21)	(357)
Decrease (increase) in operating assets, net of acquisitions and dispositions:
Accounts receivable, net	(101,119)	(57,797)
Inventories	(27,115)	(58,092)
Costs and estimated earnings in excess of billings	(28,760)	(36,165)
Other current assets	(1,070)	(2,130)
Other assets	1,732	(593)
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:
Accounts payable	51,613	39,602
Accrued expenses	19,048	(11,108)
Billings in excess of costs and estimated earnings	1,299	(737)
Other liabilities	(1,533)	(2,214)
Net cash provided by operating activities	94,042	16,254
Cash flows from investing activities:
Acquisitions, net of cash acquired	(237,666)	(1,933)
Purchases of property, plant and equipment	(126,893)	(129,580)
Proceeds from the sale of property, plant and equipment	5,760	5,427
Proceeds from sale of businesses	—	341,741
Other	(1,852)	(1,098)
Net cash (used in) provided by investing activities	(360,651)	214,557
Cash flows from financing activities:
Capital (distributions to) contributions by member	84	(47,386)
Debt issuance costs	(1,566)	—
Payments on debt	(6,720)	(86,821)
Payments on acquisition-related liabilities	(11,539)	(11,577)
Distributions	—	(25)
Other	(4,838)	(187)
Net cash used in financing activities	(24,579)	(145,996)
Impact of foreign currency on cash	747	(461)
Net (decrease) increase in cash	(290,441)	84,354
Cash and cash equivalents – beginning of period	520,451	380,961
Cash and cash equivalents – end of period	$230,010	$465,315

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Changes in Members' Interest
(In thousands)

	Total Members' Interest
			Accumulated
			other	Total
	Members'	Accumulated	comprehensive	members'
	equity	earnings	loss	interest
Balance — December 31, 2022	$1,425,278	$739,248	$(21,376)	$2,143,150
Net contributed capital	15	—	—	15
Net loss	—	(37,211)	—	(37,211)
Other comprehensive loss	—	—	203	203
Share-based compensation	4,708	—	—	4,708
Shares redeemed to settle taxes and other	(5,719)	—	—	(5,719)
Balance — April 1, 2023	$1,424,282	$702,037	$(21,173)	$2,105,146
Net contributed capital	69	—	—	69
Net income	—	100,090	—	100,090
Other comprehensive income	—	—	3,902	3,902
Share-based compensation	5,216	—	—	5,216
Shares redeemed to settle taxes and other	881	—	—	881
Balance — July 1, 2023	$1,430,448	$802,127	$(17,271)	$2,215,304

Balance — January 1, 2022	$1,507,859	$393,111	$(16,026)	$1,884,944
Net contributed capital	(47,482)	—	—	(47,482)
Net loss	—	(46,387)	—	(46,387)
Other comprehensive loss	—	—	1,744	1,744
Share-based compensation	5,422	—	—	5,422
Shares redeemed to settle taxes and other	(1,180)	—	—	(1,180)
Balance — April 2, 2022	$1,464,619	$346,724	$(14,282)	$1,797,061
Net contributed capital	96	—	—	96
Net income	—	242,101	—	242,101
Other comprehensive income	—	—	(5,610)	(5,610)
Distributions	(25)	—	—	(25)
Share-based compensation	4,734	—	—	4,734
Shares redeemed to settle taxes and other	991	—	—	991
Balance — July 2, 2022	$1,470,415	$588,825	$(19,892)	$2,039,348

See notes to unaudited consolidated financial statements

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, “Summit,” “we,” “us,” “our” or the “Company”) is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) consummated in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2022. The Company continues to follow the accounting policies set forth in those audited consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of July 1, 2023, the results of operations for the three and six months ended July 1, 2023 and July 2, 2022 and cash flows for the six months ended July 1, 2023 and July 2, 2022.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 21 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Utah, Kansas and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three and six months ended July 1, 2023 or July 2, 2022.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products and plastics components, and from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants.

Products: Revenue for product sales is recognized when the performance obligation is satisfied, which generally is when the product is shipped.

Services: We earn revenue from the provision of services, which are primarily paving and related services, which are typically calculated using monthly progress based on a method similar to percentage of completion or a customer’s engineer review of progress.

The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. The majority of our construction service contracts are for work that occurs mostly during the spring, summer and fall. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion.

Estimating costs to be incurred for revenue recognition involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes.

2. ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLES

The financial results of each acquisition have been included in the Company’s consolidated results of operations beginning on the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. Goodwill acquired during a business combination has an indefinite life and is not amortized.

The following table summarizes the Company’s acquisitions by region and period:

	Six months ended	Year ended
	July 1, 2023	December 31, 2022
West	3	—
East	1	2

The purchase price allocation, primarily the valuation of property, plant and equipment for the acquisitions completed during the six months ended July 1, 2023, as well as the acquisitions completed during 2022 that occurred after July 2, 2022, have not yet been finalized due to the recent timing of the acquisitions, status of the valuation of property, plant and equipment and finalization of related tax returns. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates:

	Six months ended	Year ended
	July 1, 2023	December 31, 2022
Financial assets	$13,104	$297
Inventories	6,521	161
Property, plant and equipment	137,394	30,041
Other assets	458	1,116
Financial liabilities	(11,925)	(1,120)
Other long-term liabilities	(768)	(1,589)
Net assets acquired	144,784	28,906
Goodwill	94,564	—
Purchase price	239,348	28,906
Acquisition-related liabilities	—	(6,176)
Other	(1,682)	—
Net cash paid for acquisitions	$237,666	$22,730

Changes in the carrying amount of goodwill, by reportable segment, from December 31, 2022 to July 1, 2023 are summarized as follows:

	West	East	Cement	Total
Balance—December 31, 2022	$567,389	$361,501	$204,656	$1,133,546
Acquisitions (1)	94,564	—	—	94,564
Foreign currency translation adjustments	1,358	—	—	1,358
Balance—July 1, 2023	$663,311	$361,501	$204,656	$1,229,468
_______________________________________________________________________
(1) Reflects goodwill from 2023 acquisitions.

The Company’s intangible assets subject to amortization are primarily composed of operating permits, mineral lease agreements and reserve rights. Operating permits relate to permitting and zoning rights acquired outside of a business combination. The assets related to mineral lease agreements reflect the submarket royalty rates paid under agreements, primarily for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has certain rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases or permits. The following table shows intangible assets by type and in total:

	July 1, 2023			December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Operating permits	$38,677	$(4,926)	$33,751	$38,677	$(4,109)	$34,568
Mineral leases	17,778	(7,228)	10,550	18,091	(7,056)	11,035
Reserve rights	25,586	(4,608)	20,978	25,242	(3,872)	21,370
Other	4,994	(559)	4,435	4,877	(466)	4,411
Total intangible assets	$87,035	$(17,321)	$69,714	$86,887	$(15,503)	$71,384

Amortization expense totaled $0.9 million and $1.8 million for the three and six months ended July 1, 2023, respectively, and $0.8 million and $1.8 million for the three and six months ended July 2, 2022, respectively The estimated amortization expense for the intangible assets for each of the five years subsequent to July 1, 2023 is as follows:

2023 (six months)	$1,999
2024	4,006
2025	3,965
2026	3,916
2027	3,904
2028	3,906
Thereafter	48,018
Total	$69,714

3. REVENUE RECOGNITION

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide.

Revenue by product for the three and six months ended July 1, 2023 and July 2, 2022 is as follows:

	Three months ended		Six months ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Revenue by product*:
Aggregates	$182,512	$161,480	$326,165	$284,873
Cement	103,607	86,815	152,620	129,369
Ready-mix concrete	199,570	183,357	338,348	340,920
Asphalt	91,809	94,141	118,444	111,279
Paving and related services	89,374	98,610	116,558	129,220
Other	62,278	62,151	112,403	111,840
Total revenue	$729,150	$686,554	$1,164,538	$1,107,501
*Revenue from liquid asphalt terminals is included in asphalt revenue.

Accounts receivable, net consisted of the following as of July 1, 2023 and December 31, 2022:

	July 1, 2023	December 31, 2022
Trade accounts receivable	$314,590	$215,766
Construction contract receivables	52,932	37,067
Retention receivables	10,461	11,048
Accounts receivable	377,983	263,881
Less: Allowance for doubtful accounts	(7,479)	(7,212)
Accounts receivable, net	$370,504	$256,669

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

4. INVENTORIES

Inventories consisted of the following as of July 1, 2023 and December 31, 2022:

	July 1, 2023	December 31, 2022
Aggregate stockpiles	$157,272	$148,347
Finished goods	55,877	33,622
Work in process	9,806	8,191
Raw materials	23,320	22,331
Total	$246,275	$212,491

5. ACCRUED EXPENSES

Accrued expenses consisted of the following as of July 1, 2023 and December 31, 2022:

	July 1, 2023	December 31, 2022
Interest	$36,037	$24,625
Payroll and benefits	40,602	34,485
Finance lease obligations	3,499	6,959
Insurance	21,314	18,127
Non-income taxes	10,061	5,101
Deferred asset purchase payments	5,824	5,131
Professional fees	1,755	924
Other (1)	25,653	25,356
Total	$144,745	$120,708
_______________________________________________________________________
(1) Consists primarily of current portion of asset retirement obligations and miscellaneous accruals.

6. DEBT

Debt consisted of the following as of July 1, 2023 and December 31, 2022:

	July 1, 2023	December 31, 2022
Term Loan, due 2027:
$507.0 million and $509.6 million, net of $4.5 million and $5.0 million discount at July 1, 2023 and December 31, 2022, respectively	$502,511	$504,549
6 1/2% Senior Notes, due 2027	300,000	300,000
5 1/4% Senior Notes, due 2029	700,000	700,000
Total	1,502,511	1,504,549
Current portion of long-term debt	5,096	5,096
Long-term debt	$1,497,415	$1,499,453

The contractual payments of long-term debt, including current maturities, for the five years subsequent to July 1, 2023, are as follows:

2023 (six months)	$2,548
2024	3,822
2025	6,369
2026	5,096
2027	789,177
2028	—
Thereafter	700,000
Total	1,507,012
Less: Original issue net discount	(4,501)
Less: Capitalized loan costs	(10,126)
Total debt	$1,492,385

Senior Notes—On August 11, 2020, Summit LLC and Summit Finance (together, the “Issuers”) issued $700.0 million in aggregate principal amount of 5.250% senior notes due January 15, 2029 (the “2029 Notes”). The 2029 Notes were issued at 100.0% of their par value with proceeds of $690.4 million, net of related fees and expenses. The 2029 Notes were issued under an indenture dated August 11, 2020 (the "2029 Notes Indenture"). The 2029 Notes Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2029 Notes Indenture also contains customary events of default. Interest on the 2029 Notes is payable semi-annually on January 15 and July 15 of each year commencing on January 15, 2021.

On March 15, 2019, the Issuers issued $300.0 million in aggregate principal amount of 6.500% senior notes due March 15, 2027 (the “2027 Notes”). The 2027 Notes were issued at 100.0% of their par value with proceeds of $296.3 million, net of related fees and expenses. The 2027 Notes were issued under an indenture dated March 25, 2019, the terms of which are generally consistent with the 2029 Notes Indenture. Interest on the 2027 Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 2019.

As of July 1, 2023 and December 31, 2022, the Company was in compliance with all covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $507.0 million and revolving credit commitments in an aggregate amount of $395.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December commencing with the March 2023 payment. The interest rate on the term loan is a variable rate, it was 8.49% as of July 1, 2023. In 2022, the Company repaid $95.6 million of its term loan under provisions related to divestitures of businesses.

On December 14, 2022, Summit Materials, LLC entered into Amendment No. 5 to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”), which among other things, (a) refinanced the existing $509.6 million of existing term loans with new term loans under the Term Loan Facility bearing interest, at Summit LLC’s option, based on either the base rate or Term Secured Overnight Financing Rate (“SOFR”) rate and an applicable margin of (i) 2.00% per annum with respect to base rate borrowings and a floor of 1.00% per annum or (ii) 3.00% per annum with respect to Term SOFR borrowings, with a SOFR adjustment of 0.10% per annum and a floor of zero, and (b) extended the maturity date to December 14, 2027.

On January 10, 2023, Summit Materials, LLC entered into Amendment No. 6 to the Credit Agreement, which among other things, increased the maximum amount available to $395.0 million and extended the maturity date to January 10, 2028. The revolving credit agreement bears interest per annum equal to a Term SOFR Rate with a SOFR adjustment of 0.10% per annum and a floor of zero.

There were no outstanding borrowings under the revolving credit facility as of July 1, 2023 and December 31, 2022, with borrowing capacity of $374.1 million remaining as of July 1, 2023, which is net of $20.9 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects, large leases, workers compensation claims and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of July 1, 2023 and December 31, 2022, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the six months ended July 1, 2023 and July 2, 2022:

Deferred financing fees
Balance—December 31, 2022	$11,489
Loan origination fees	1,566
Amortization	(1,227)
Write off of deferred financing fees	(160)
Balance—July 1, 2023	$11,668

Balance - January 1, 2022	$13,049
Amortization	(1,384)
Balance -July 2, 2022	$11,665

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC Bank Canada, which was amended on November 30, 2020, for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.20% and (iii) $1.5 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary and (iv) $10.0 million CAD revolving foreign exchange facility available to purchase foreign exchange forward contracts. There were no amounts outstanding under this agreement as of July 1, 2023 or December 31, 2022, which may be terminated upon demand.

7. INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) basis differences in assets divested, (3) state income taxes and the effect of graduated tax rates and (4) various other items, such as limitations on meals and entertainment and other costs. The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

No material interest or penalties were recognized in income tax expense during the three and six months ended July 1, 2023 and July 2, 2022.

8. MEMBERS’ INTEREST

Accumulated other comprehensive income (loss) —The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

			Accumulated
		Foreign currency	other
	Change in	translation	comprehensive
	retirement plans	adjustments	(loss) income
Balance — December 31, 2022	$(762)	$(20,614)	$(21,376)
Foreign currency translation adjustment	—	4,105	4,105
Balance — July 1, 2023	$(762)	$(16,509)	$(17,271)

Balance — January 1, 2022	$(7,243)	$(8,783)	$(16,026)
Foreign currency translation adjustment	—	(3,866)	(3,866)
Balance — July 2, 2022	$(7,243)	$(12,649)	$(19,892)

9. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Six months ended
	July 1, 2023	July 2, 2022
Cash payments:
Interest	$38,107	$36,115
Payments for income taxes, net	6,941	8,503
Operating cash payments on operating leases	4,801	4,652
Operating cash payments on finance leases	282	646
Finance cash payments on finance leases	5,223	11,297
Non cash investing and financing activities:
Accrued liabilities for purchases of property, plant and equipment	$14,994	$20,225
Right of use assets obtained in exchange for operating lease obligations	2,050	9,312
Right of use assets obtained in exchange for finance leases obligations	413	258

10. LEASES

We lease construction and office equipment, distribution facilities and office space. Leases with an initial term of 12 months or less, including month to month leases, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight line basis over the lease term. For lease agreements we have entered into or reassessed, we combine lease and nonlease components. While we also own mineral leases for mining operations, those leases are outside the scope of Accounting Standards Update No. 2016-2, Leases (Topic 842). Assets acquired under finance leases are included in property, plant and equipment.

Many of our leases include options to purchase the leased equipment. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease expense were as follows:

	Three months ended		Six months ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Operating lease cost	$2,697	$2,271	$5,338	$4,783
Variable lease cost	34	42	64	155
Short-term lease cost	10,184	10,933	17,454	19,181
Financing lease cost:
Amortization of right-of-use assets	714	1,377	1,532	3,363
Interest on lease liabilities	133	271	281	640
Total lease cost	$13,762	$14,894	$24,669	$28,122

			July 1, 2023	December 31, 2022
Supplemental balance sheet information related to leases:
Operating leases:
Operating lease right-of-use assets			$36,013	$37,889

Current operating lease liabilities			$7,707	$7,296
Noncurrent operating lease liabilities			33,563	35,737
Total operating lease liabilities			$41,270	$43,033
Finance leases:
Property and equipment, gross			$21,515	$32,119
Less accumulated depreciation			(10,101)	(14,992)
Property and equipment, net			$11,414	$17,127

Current finance lease liabilities			$3,499	$6,959
Long-term finance lease liabilities			5,820	7,167
Total finance lease liabilities			$9,319	$14,126

Weighted average remaining lease term (years):
Operating leases			8.8	9.1
Finance lease			3.5	2.8

Weighted average discount rate:
Operating leases			4.8%	4.7%
Finance leases			5.7%	5.3%

Maturities of lease liabilities, as of July 1, 2023, were as follows:
			Operating Leases	Finance Leases
2023 (six months)			$4,831	$2,142
2024			8,762	3,052
2025			6,787	2,435
2026			5,242	990
2027			4,233	760
2028			3,432	513
Thereafter			17,664	570
Total lease payments			50,951	10,462
Less imputed interest			(9,681)	(1,143)
Present value of lease payments			$41,270	$9,319

11. COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on the Company’s consolidated financial position, results of operations or liquidity. The Company records legal fees as incurred.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the “CCB”) into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. (“Winvan”). We believe the investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB. Although we currently do not believe this matter will have a material adverse effect on our business, financial condition or results of operations, we are currently not able to predict the ultimate outcome or cost of the investigation.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has asset retirement obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of July 1, 2023 and December 31, 2022, $36.6 million and $36.3 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $4.9 million and $4.0 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of July 1, 2023 and December 31, 2022 were $125.2 million and $124.9 million, respectively.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

12. FAIR VALUE

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The fair value of contingent consideration as of July 1, 2023 and December 31, 2022 was:

	July 1, 2023	December 31, 2022
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$336	$336
Acquisition-related liabilities and Other noncurrent liabilities:
Contingent consideration	$5,102	$4,981

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and a 10.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material valuation adjustments to contingent consideration as of July 1, 2023 and July 2, 2022.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of July 1, 2023 and December 31, 2022 was:

	July 1, 2023		December 31, 2022
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 1
Long-term debt(1)	$1,456,913	$1,502,511	$1,447,673	$1,504,549
Level 3
Current portion of deferred consideration and noncompete obligations(2)	6,907	6,907	13,382	13,382
Long term portion of deferred consideration and noncompete obligations(3)	18,401	18,401	24,070	24,070
(1)$5.1 million was included in current portion of debt as of July 1, 2023 and December 31, 2022.
(2)Included in current portion of acquisition-related liabilities on the consolidated balance sheets.
(3)Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 2, inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

13. SEGMENT INFORMATION

The Company has three operating segments: West, East and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, our Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of the Company’s segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from operations before interest, taxes, depreciation, depletion, amortization, accretion and share-based compensation, as well as various other non-recurring, non-cash amounts.

The West and East segments have several subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of July 1, 2023 and December 31, 2022 and for the three and six months ended July 1, 2023 and July 2, 2022:

	Three months ended		Six months ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Revenue*:
West	$430,738	$383,750	$681,620	$635,982
East	186,537	209,153	316,926	331,643
Cement	111,875	93,651	165,992	139,876
Total revenue	$729,150	$686,554	$1,164,538	$1,107,501
*Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	Three months ended		Six months ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Income from operations before taxes	$107,209	$247,667	$69,531	$208,124
Interest expense	27,902	20,599	55,322	40,748
Depreciation, depletion and amortization	54,042	46,455	104,230	96,934
Accretion	745	702	1,451	1,416
Loss on debt financings	—	—	493	—
Gain on sale of businesses	—	(156,053)	—	(170,258)
Non-cash compensation	5,216	4,734	9,924	10,156
Other	(3,369)	(70)	(8,005)	177
Total Adjusted EBITDA	$191,745	$164,034	$232,946	$187,297

Total Adjusted EBITDA by Segment:
West	$104,517	$84,644	$137,195	$117,336
East	47,617	46,694	66,469	54,830
Cement	52,872	43,241	52,882	37,422
Corporate and other	(13,261)	(10,545)	(23,600)	(22,291)
Total Adjusted EBITDA	$191,745	$164,034	$232,946	$187,297

	Six months ended
	July 1, 2023	July 2, 2022
Purchases of property, plant and equipment
West	$70,687	$58,137
East	30,378	45,910
Cement	19,477	19,875
Total reportable segments	120,542	123,922
Corporate and other	6,351	5,658
Total purchases of property, plant and equipment	$126,893	$129,580

	Three months ended		Six months ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Depreciation, depletion, amortization and accretion:
West	$28,144	$22,012	$54,517	$46,587
East	15,718	14,915	31,253	33,210
Cement	9,891	9,460	17,889	17,034
Total reportable segments	53,753	46,387	103,659	96,831
Corporate and other	1,034	770	2,022	1,519
Total depreciation, depletion, amortization and accretion	$54,787	$47,157	$105,681	$98,350

	July 1, 2023	December 31, 2022
Total assets:
West	$1,919,824	$1,565,776
East	1,181,536	1,151,223
Cement	924,766	873,604
Total reportable segments	4,026,126	3,590,603
Corporate and other	243,544	529,103
Total	$4,269,670	$4,119,706

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantors in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Guarantors and the Non-Guarantors.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the Guarantors or Non-Guarantors operated as independent entities.

Condensed Consolidating Balance Sheets
July 1, 2023

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$197,481	$5,698	$32,206	$(5,375)	$230,010
Accounts receivable, net	603	341,501	28,491	(91)	370,504
Intercompany receivables	311,267	1,985,385	—	(2,296,652)	—
Cost and estimated earnings in excess of billings	—	33,533	1,782	—	35,315
Inventories	—	239,848	6,427	—	246,275
Other current assets	11,596	11,143	1,459	—	24,198
Total current assets	520,947	2,617,108	70,365	(2,302,118)	906,302
Property, plant and equipment, net	27,660	1,871,238	81,088	—	1,979,986
Goodwill	—	1,171,500	57,968	—	1,229,468
Intangible assets, net	—	65,279	4,435	—	69,714
Operating lease right-of-use assets	4,225	27,149	4,639	—	36,013
Other assets	5,016,546	216,720	810	(5,185,889)	48,187
Total assets	$5,569,378	$5,968,994	$219,305	$(7,488,007)	$4,269,670
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$5,096	$—	$—	$—	$5,096
Current portion of acquisition-related liabilities	—	7,243	—	—	7,243
Accounts payable	5,622	153,815	11,730	(91)	171,076
Accrued expenses	64,653	82,359	3,108	(5,375)	144,745
Current operating lease liabilities	946	6,099	662	—	7,707
Intercompany payables	1,776,656	516,160	3,836	(2,296,652)	—
Billings in excess of costs and estimated earnings	—	6,313	741	—	7,054
Total current liabilities	1,852,973	771,989	20,077	(2,302,118)	342,921
Long-term debt	1,487,289	—	—	—	1,487,289
Acquisition-related liabilities	—	23,503	—	—	23,503
Noncurrent operating lease liabilities	8,315	21,355	3,893	—	33,563
Other noncurrent liabilities	5,497	208,578	117,436	(164,421)	167,090
Total liabilities	3,354,074	1,025,425	141,406	(2,466,539)	2,054,366
Total members' interest	2,215,304	4,943,569	77,899	(5,021,468)	2,215,304
Total liabilities and members' interest	$5,569,378	$5,968,994	$219,305	$(7,488,007)	$4,269,670

Condensed Consolidating Balance Sheets
December 31, 2022

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$498,307	$2,864	$26,298	$(7,018)	$520,451
Accounts receivable, net	1,528	233,039	22,127	(25)	256,669
Intercompany receivables	329,744	1,937,390	—	(2,267,134)	—
Cost and estimated earnings in excess of billings	—	5,861	649	—	6,510
Inventories	—	206,418	6,073	—	212,491
Other current assets	4,755	16,341	1,159	—	22,255
Total current assets	834,334	2,401,913	56,306	(2,274,177)	1,018,376
Property, plant and equipment, net	21,306	1,710,972	81,424	—	1,813,702
Goodwill	—	1,076,935	56,611	—	1,133,546
Intangible assets, net	—	66,972	4,412	—	71,384
Operating lease right-of-use assets	4,665	28,310	4,914	—	37,889
Other assets	4,599,488	204,644	1,220	(4,760,543)	44,809
Total assets	$5,459,793	$5,489,746	$204,887	$(7,034,720)	$4,119,706
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$5,096	$—	$—	$—	$5,096
Current portion of acquisition-related liabilities	—	13,718	—	—	13,718
Accounts payable	3,553	93,096	7,806	(25)	104,430
Accrued expenses	54,417	70,433	2,876	(7,018)	120,708
Current operating lease liabilities	921	5,637	738	—	7,296
Intercompany payables	1,750,352	513,494	3,288	(2,267,134)	—
Billings in excess of costs and estimated earnings	—	4,956	783	—	5,739
Total current liabilities	1,814,339	701,334	15,491	(2,274,177)	256,987
Long-term debt	1,488,569	—	—	—	1,488,569
Acquisition-related liabilities	—	29,051	—	—	29,051
Noncurrent operating lease liabilities	8,726	22,871	4,140	—	35,737
Other noncurrent liabilities	5,009	208,185	117,439	(164,421)	166,212
Total liabilities	3,316,643	961,441	137,070	(2,438,598)	1,976,556
Total members' interest	2,143,150	4,528,305	67,817	(4,596,122)	2,143,150
Total liabilities and members' interest	$5,459,793	$5,489,746	$204,887	$(7,034,720)	$4,119,706

Condensed Consolidating Statements of Operations
For the three months ended July 1, 2023

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$695,912	$34,801	$(1,563)	$729,150
Cost of revenue (excluding items shown separately below)	—	469,869	24,097	(1,563)	492,403
General and administrative expenses	18,653	32,007	1,667	—	52,327
Depreciation, depletion, amortization and accretion	1,034	50,918	2,835	—	54,787
Operating (loss) income	(19,687)	143,118	6,202	—	129,633
Other income, net	(160,703)	(1,271)	(601)	157,097	(5,478)
Interest expense (income)	40,430	(13,898)	1,370	—	27,902
Income from operation before taxes	100,586	158,287	5,433	(157,097)	107,209
Income tax expense	496	5,146	1,477	—	7,119
Net income attributable to Summit LLC	$100,090	$153,141	$3,956	$(157,097)	$100,090
Comprehensive income attributable to member of Summit Materials, LLC	$103,992	$153,141	$54	$(153,195)	$103,992

Condensed Consolidating Statements of Operations
For the six months ended July 1, 2023

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$1,104,334	$62,562	$(2,358)	$1,164,538
Cost of revenue (excluding items shown separately below)	—	805,079	43,719	(2,358)	846,440
General and administrative expenses	33,873	60,955	3,431	—	98,259
Depreciation, depletion, amortization and accretion	2,022	98,071	5,588	—	105,681
Operating (loss) income	(35,895)	140,229	9,824	—	114,158
Other income, net	(179,850)	(1,547)	(1,109)	171,811	(10,695)
Interest expense (income)	80,276	(27,694)	2,740	—	55,322
Income from operation before taxes	63,679	169,470	8,193	(171,811)	69,531
Income tax expense	800	3,635	2,217	—	6,652
Net income attributable to Summit LLC	$62,879	$165,835	$5,976	$(171,811)	$62,879
Comprehensive income attributable to member of Summit Materials, LLC	$66,984	$165,835	$1,871	$(167,706)	$66,984

Condensed Consolidating Statements of Operations
For the three months ended July 2, 2022

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$656,952	$33,762	$(4,160)	$686,554
Cost of revenue (excluding items shown separately below)	—	464,383	23,982	(4,160)	484,205
General and administrative expenses	15,919	26,426	1,611	—	43,956
Depreciation, depletion, amortization and accretion	769	43,342	3,046	—	47,157
Operating (loss) income	(16,688)	122,801	5,123	—	111,236
Other (income) loss, net	(166,798)	(433)	96	166,158	(977)
Interest expense (income)	33,579	(14,350)	1,370	—	20,599
Gain on sale of business	(126,601)	(29,452)	—	—	(156,053)
Income from operation before taxes	243,132	167,036	3,657	(166,158)	247,667
Income tax expense	1,031	3,548	987	—	5,566
Net income attributable to Summit LLC	$242,101	$163,488	$2,670	$(166,158)	$242,101
Comprehensive income attributable to member of Summit Materials, LLC	$236,491	$163,488	$8,280	$(171,768)	$236,491

Condensed Consolidating Statements of Operations
For the six months ended July 2, 2022

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$1,052,132	$60,859	$(5,490)	$1,107,501
Cost of revenue (excluding items shown separately below)	—	798,647	44,428	(5,490)	837,585
General and administrative expenses	33,223	58,099	3,303	—	94,625
Depreciation, depletion, amortization and accretion	1,518	90,839	5,993	—	98,350
Operating (loss) income	(34,741)	104,547	7,135	—	76,941
Other (income) loss, net	(172,716)	(986)	89	171,940	(1,673)
Interest expense (income)	67,481	(29,473)	2,740	—	40,748
Gain on sale of business	(126,601)	(43,657)	—	—	(170,258)
Income from operation before taxes	197,095	178,663	4,306	(171,940)	208,124
Income tax expense	1,381	9,866	1,163	—	12,410
Net income attributable to Summit LLC	$195,714	$168,797	$3,143	$(171,940)	$195,714
Comprehensive income attributable to member of Summit Materials, LLC	$191,848	$168,797	$7,009	$(175,806)	$191,848

Condensed Consolidating Statements of Cash Flows
For the six months ended July 1, 2023

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(62,840)	$146,620	$10,262	$—	$94,042
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(237,666)	—	—	(237,666)
Purchase of property, plant and equipment	(6,350)	(117,310)	(3,233)	—	(126,893)
Proceeds from the sale of property, plant, and equipment	—	5,435	325	—	5,760
Other	—	(1,852)	—	—	(1,852)
Net cash used in investing activities	(6,350)	(351,393)	(2,908)	—	(360,651)
Cash flow from financing activities:
Capital distributions to member	(239,264)	239,348	—	—	84
Loans received from and payments made on loans from other Summit Companies	13,332	(12,997)	(1,978)	1,643	—
Payments on long-term debt	(2,548)	(4,172)	—	—	(6,720)
Payments on acquisition-related liabilities	—	(11,539)	—	—	(11,539)
Debt issuance costs	(1,566)	—	—	—	(1,566)
Other	(1,590)	(3,033)	(215)	—	(4,838)
Net cash (used in) provided by financing activities	(231,636)	207,607	(2,193)	1,643	(24,579)
Impact of cash on foreign currency	—	—	747	—	747
Net (decrease) increase in cash	(300,826)	2,834	5,908	1,643	(290,441)
Cash — Beginning of period	498,307	2,864	26,298	(7,018)	520,451
Cash — End of period	$197,481	$5,698	$32,206	$(5,375)	$230,010

Condensed Consolidating Statements of Cash Flows
For the six months ended July 2, 2022

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(63,758)	$73,145	$6,867	$—	$16,254
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(1,933)	—	—	(1,933)
Purchase of property, plant and equipment	(5,657)	(121,589)	(2,334)	—	(129,580)
Proceeds from the sale of property, plant, and equipment	—	5,182	245	—	5,427
Proceeds from the sale of a business	—	341,741	—	—	341,741
Other	—	(1,098)	—	—	(1,098)
Net cash (used in) provided by investing activities	(5,657)	222,303	(2,089)	—	214,557
Cash flow from financing activities:
Capital distributions to member	(49,319)	1,933	—	—	(47,386)
Loans received from and payments made on loans from other Summit Companies	275,632	(273,262)	(2,991)	621	—
Payments on long-term debt	(75,553)	(11,268)	—	—	(86,821)
Payments on acquisition-related liabilities	—	(11,577)	—	—	(11,577)
Distributions from partnership	(25)	—	—	—	(25)
Other	(187)	—	—	—	(187)
Net cash provided by (used in) financing activities	150,548	(294,174)	(2,991)	621	(145,996)
Impact of cash on foreign currency	—	—	(461)	—	(461)
Net increase in cash	81,133	1,274	1,326	621	84,354
Cash — Beginning of period	365,044	2,264	18,337	(4,684)	380,961
Cash — End of period	$446,177	$3,538	$19,663	$(4,063)	$465,315